FORM OF

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT made this 1st day of May, 2018 by and between Principal Variable Contracts Funds, Inc. (the “Fund”) and Principal Global Investors, LLC (the “Advisor”) (together, the “Parties”).

The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest the Accounts incur in connection with investments they make) on certain share classes of certain of the Accounts. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Funds through the Expiration Date, provided no reimbursement will be made if it would result in the Accounts’ exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from certain Accounts through the Date of Expiration. The waiver is expressed as a percentage of average daily net assets. The management fee waivers are attached as Schedule B to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.		PRINCIPAL GLOBAL INVESTORS, LLC

By		By
	Name: Michael J. Beer		Name: Michael J. Beer
	Title: President and Chief Executive Officer		Title: Executive Director - Funds

By		By
	Name: Beth C. Wilson		Name: Adam U. Shaikh
	Title: Secretary and Vice President		Title: Counsel

SCHEDULE A

Series	Class 1	Class 2	Expiration
Diversified Balanced Managed Volatility Account	N/A	0.31%	April 30, 2019
Diversified Balanced Volatility Control Account	N/A	0.39%	April 30, 2019
Diversified Growth Managed Volatility Account	N/A	0.31%	April 30, 2019
Diversified Growth Volatility Control Account	N/A	0.39%	April 30, 2019
International Emerging Markets Account	1.35%	1.60%	April 30, 2019
Multi-Asset Income Account	0.08%	0.33%	April 30, 2019
Principal LifeTime 2060 Account	0.10%	N/A	April 30, 2019
SAM Balanced Portfolio Account*	0.86%	1.11%	April 30, 2019
SAM Conservative Balanced Portfolio Account*	0.84%	1.09%	April 30, 2019
SAM Conservative Growth Portfolio Account*	0.99%	1.24%	April 30, 2019
SAM Strategic Growth Portfolio Account*	0.99%	1.24%	April 30, 2019
*Includes Acquired Fund Fees and Expenses

SCHEDULE B

Principal Global Investors, LLC ("Principal"), the investment advisor has contractually agreed to limit certain of the Accounts’ management fees. The expense limit will reduce the Account’s Management Fees by the amounts listed below:

Series	Waiver	Expiration
Bond Market Index Account	0.10%	April 30, 2019
LargeCap Growth Account I	0.016%	April 30, 2019

Principal has contractually agreed to reduce Short-Term Income Account's expenses by 0.01% through the period ending April 30, 2019.